

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX APPOINTS BRENT A. ESHLEMAN AS CHIEF OPERATING OFFICER

CALGARY, ALBERTA (August 7, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce the appointment of Brent A. Eshleman as Executive Vice President and Chief Operating Officer effective September 1, 2014. Mr. Eshleman joined Bellatrix in July 2012 as its Executive Vice President. Prior to joining Bellatrix, Mr. Eshleman was Vice President, Engineering and Exploitation at a large intermediate oil and gas company and has over 28 years of oil and gas industry experience. Mr. Eshleman is a professional engineer and holds a Bachelor of Science in Chemical Engineering from the University of Colorado and is a member of the Association of Professional Engineers and Geoscientists of Alberta, "APEGA".

Effective September 1, 2014, Bellatrix also announces the retirement of Ving Y. Woo, Bellatrix's current Vice President, Engineering and Chief Operating Officer. Mr. Woo joined Bellatrix in April 2009 as Vice President, Operations and has made significant contributions to Bellatrix's operational growth over the last five years. Bellatrix thanks Mr. Woo for his efforts and wishes him well in his retirement.

Concurrent with Mr. Woo's retirement, Mark Stephen is promoted to the positon of Vice President, Operations. Mr. Stephen joined Bellatrix in June 2011 and is currently Bellatrix's Director, Drilling and Completions. Mr. Stephen is a professional engineer and member of APEGA and brings over 30 years of oil and gas industry experience to his new role.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com